Exhibit 99.1

Uranium Resources and Anatolia Energy Announce Merger with Aim to Fast-Track Uranium Production

Centennial, Colorado (United States), June 3, 2015 and Perth (Australia), June 4, 2015 - Uranium Resources Inc. (Uranium Resources or URI) (NASDAQ:URRE) and Anatolia Energy Limited (Anatolia) (ASX:AEK) are pleased to announce that they have reached an agreement to combine the two companies to create a larger, diversified uranium development and exploration business, with the aim of becoming a low-cost uranium producer in the near term from the Temrezli Project in central Turkey.

Upon completion of the Merger, the expanded Uranium Resources will have:

•                  Potential for near term uranium production from the high-grade Temrezli Project in central Turkey;

•                  Two 800,000 lb pa ISR uranium processing plants and associated infrastructure in South Texas;

•                  Significant Mineral Resource base at the high grade Temrezli Project, including:

•                  2.008M Tonnes @ 1378 ppm U3O8 for 6.1M lb U3O8 (Measured)

•                  2.178 M Tonnes @ 1080 ppm U3O8 for 5.2 M lb U3O8 (Indicated)

•                  1.020 M Tonnes @ 888 ppm U3O8 for 2.0 M lb U3O8 (Inferred)

•                  Exploration ground of approximately 17,000 acres in South Texas, 195,000 acres in New Mexico(1), and 45,000 acres in central Turkey;

•                  Combined cash of more than US$10.5 million (A$13.5 million)(2), excluding restricted cash of US$3.9 million;

•                  Quotation on the NASDAQ Stock Market and a proposed secondary listing on the ASX, with a combined market capitalisation of approximately US$68.1 million (A$88.7 million)(3);

•                  A Nuclear Regulatory Commission (NRC) licence to produce up to 3 million lb pa U308 on certain properties in New Mexico; and

•                  A strong global institutional share register, with support from major shareholders of both Uranium Resources and Anatolia.

Anatolia and Uranium Resources are pleased to announce that they have entered into a binding Scheme Implementation Agreement under which Uranium Resources proposes to acquire all of the issued and outstanding securities in Anatolia through the issue of new securities in Uranium Resources by way of Schemes of Arrangement under the Australian Corporations Act 2001 (“Schemes”) (“Merger”).

The transaction will provide a potential avenue for accelerated recommencement of uranium production for Uranium Resources, and is expected to provide significant benefits to both companies’ shareholders, including the potential for significant capital cost savings (up to US$11 million in potential capital savings identified), and operational efficiencies that are unique to a merger between Uranium Resources and Anatolia.  Following completion of the Merger, Uranium Resources will be positioned as one of the next low cost uranium producers, with a strong growth pipeline in the USA and Turkey.

(1) Subject to completion of the sale of the Roca Honda property, as announced by URI on May 28, 2015, the acreage position in New Mexico will be approximately 191,000 acres.

(2)  Based on the closing cash balances of Uranium Resources and Anatolia at March 31, 2015, and a foreign exchange rate of 0.7772 United States dollars for every 1 Australian dollar on June 2, 2015, not adjusted for costs associated with the transaction.

(3)  Based on URI’s 30 day volume weighted average share price to June 2, 2015 of US$1.36 per share.

Eligible Anatolia shareholders will be offered 0.06579 Uranium Resources shares for every 1 Anatolia share they own (Exchange Ratio).

The Exchange Ratio represents an offer price of A$0.115(4) per Anatolia share, and based on the respective volume weighted average prices (VWAPs(5)) of each of URI and Anatolia over the following time periods to June 2, 2015 (in the case of URI) and June 3, 2015 (in the case of Anatolia), the Exchange Ratio represents offer premia of:

•                  29.1% based on each company’s most recent closing price prior to announcement of the Merger;

•                  47.3% based on the 30 day VWAPs;

•                  47.6% based on the 60 day VWAPs; and

•                  58.5% based on the 90 day VWAPs.

Uranium Resources will seek to establish an Australian Securities Exchange (ASX) listing of Uranium Resources shares through ASX listed CHESS Depositary Interests (CDIs), such that:

•                  Anatolia ordinary shareholders may elect to receive their consideration shares as either URI shares traded on the ASX (in the form of CDIs) or URI shares traded on the NASDAQ Stock Market; and

•                  Anatolia option holders whose options are quoted on the ASX will receive their consideration options as URI options traded on the ASX (in the form of CDIs).

Upon completion of the Merger, Anatolia shareholders are expected to own approximately 40.6% of the merged company, and current Uranium Resources shareholders are expected to own approximately 59.4%.

Highlights of the Transaction

The Boards of both Uranium Resources and Anatolia consider the Merger to be a compelling transaction, which is expected to provide significant strategic and financial benefits to the shareholders of both Uranium Resources and Anatolia.

Key highlights of the Merger include:

•                  The combination of Uranium Resources’ in-house technical abilities and operational ISR experience, stronger balance sheet and existing ISR processing infrastructure with Anatolia’s advanced high-grade Temrezli Project provides the potential for a fast-track route to low cost uranium production for both Anatolia and Uranium Resources shareholders;

•                  Creation of a larger, international uranium development company, with a combined market capitalisation of approximately US$68.1 million (A$88.7 million)(3) that is expected to be more favourably positioned with potential utility customers;

•                  Provides shareholders with exposure to an extensive project portfolio consisting of potential near term uranium production offered by the Temrezli Project, mid term and long term uranium exploration projects in South Texas and New Mexico in the USA, and highly prospective exploration tenements in the Anatolia region of central Turkey;

•                  Considerable potential to improve the already strong economics of the Temrezli Project through reducing upfront capital costs and other additional synergies identified through the potential to utilise and relocate Uranium Resources’ Rosita processing plant in South Texas;

•                  Improved access and greater appeal to global equity capital markets through listings on both the NASDAQ and the ASX, and expected Board representation from the United States, the United Kingdom and Australia;

•                  Strengthened share register through the amalgamation of the shareholders of each of the companies, which includes a number of institutional, specialist resources and strategic investors, including Resource Capital

(4)  Based on URI’s 30 day volume weighted average share price to June 2, 2015 of US$1.36 per share, Anatolia’s 30 day volume weighted average share price to June 3, 2015 of A$0.078, and a foreign exchange rate of 0.7772 United States dollars for every 1 Australian dollar on June 2, 2015.

(5)  URI 30 day VWAP of US$1.36, 60 day VWAP of US$1.35 and 90 day VWAP of US$1.41, and Anatolia 30 day VWAP of A$0.078, 60 day VWAP of A$0.078 and 90 day VWAP of A$0.075

Funds, BlackRock Investments, Global X Management, RMB Resources, Exploration Capital Partners (Sprott), Aterra Capital, and Azarga Uranium Corp; and

•                  Establishes a strong platform to continue developing a leading uranium production, development and exploration business through both organic growth and/or further corporate transactions.

Recommended Merger

The Directors of Anatolia unanimously recommend that Anatolia securityholders vote in favour of the proposed Schemes, and each Director intends to vote all of the Anatolia securities they own or control at the date of the Scheme meetings in favour of the Schemes, in the absence of a superior proposal and subject to an independent expert concluding that the Schemes are in the best interests of Anatolia securityholders.

The Directors of Uranium Resources unanimously recommend that Uranium Resources shareholders approve the issue of all consideration securities to Anatolia securityholders.  The Directors of Uranium Resources further recommend that the URI shares be listed on the ASX.

Anatolia’s Managing Director and CEO, Mr Paul Cronin said:

“The Merger with Uranium Resources provides an excellent solution to Anatolia’s current objectives to advance Temrezli into production as quickly and efficiently as possible, and brings with it the possibility of greatly reducing the upfront capital costs if we can successfully relocate and utilise Uranium Resources’ Rosita ISR processing plant in South Texas as currently expected.

The Rosita processing plant had major upgrades and additions in 2007-2008 before construction was halted.  It is fit for our Temrezli Project, and has the added benefit of already being designed and constructed with the ability to scale up the production profile from 800,000 lb U308 per annum to 1.6 million lb U308 per annum with some additional upgrades, which would accommodate potential future production from satellite operations that may feed into the Temrezli central processing plant.

We’re very pleased to be partnering with the professional team at Uranium Resources, who have a lot to offer in terms of hands-on ISR operations experience, not to mention the benefit of bringing in-house a lot of the specialist skills that Anatolia would otherwise have been outsourcing as we transition from explorer to developer and then producer in the period ahead.”

Uranium Resources’ Chief Executive Officer, Mr Christopher Jones said:

“This is a transformational merger for our shareholders that we believe positions our combined company as a leading international uranium developer with the potential for near term production growth from the high grade Temrezli Project in Turkey.  We will target initial production from Turkey to commence as soon as possible, aligning with analysts’ estimates for a uranium price recovery.

Our internal technical design and production team’s skillset, combined with the Anatolia team already in place in Turkey, along with expected utilisation of our Rosita processing plant at the Temrezli Project help make this a compelling combination.  Add to that the new global investor base and we have a newer, stronger platform for further growth.  We appreciate the support for the Merger we have enjoyed from our major shareholder Resource Capital Funds and Anatolia’s major institutional shareholders.”

Benefits to Anatolia Shareholders

Anatolia shareholders may derive many benefits from the Merger with Uranium Resources, including:

•                  Very significant increase in average daily share trading liquidity;

•                  Potential to reduce the upfront capital cost of developing the Temrezli Project through anticipated synergies with URI’s Rosita ISR facility estimated to be approximately US$11.0 million, the majority of which is construction and start-up;

•                  Leverage the skills and knowhow of URI’s experienced ISR operations team;

•                  Immediate and material increase in value through an attractive premium to Anatolia’s trading price in recent years;

•                  Benefits of a NASDAQ listing, in addition to a potential premium valuation typically provided by a North American listing for uranium companies and inclusion in major Exchange Traded Funds (ETF) of uranium equities such as the Global X Uranium ETF;

•                  Retain material exposure to the upside from development of the Temrezli Project, whilst gaining exposure to the large strategic land positions of URI in the uranium rich regions of New Mexico and South Texas;

•                  Significantly increased leverage to future increases in the price of uranium through exposure to URI’s large uranium resource inventory;

•                  Improved funding position; and

•                  Scrip for scrip (stock for stock) rollover relief potentially available.

Benefits to Uranium Resources Shareholders

Uranium Resources’ shareholders may also realise many benefits from a merger with Anatolia, including:

•                  A pathway to potential production and strong cash flows through sharing in the development of the Temrezli Project, which management believes is one of the world’s best undeveloped high grade ISR amenable uranium deposits;

•                  Potential to return to uranium production sooner than would be otherwise be possible with URI’s existing asset portfolio;

•                  Potential for the idle Rosita ISR processing facilities in South Texas to be put to use at a long-life, high-grade uranium project to generate strong returns for shareholders;

•                  Exposure to a new uranium district in Turkey which also contains Anatolia’s highly prospective Sefaatli Project, which has potential to evolve into a long life satellite operation to Temrezli; and

•                  Potential for URI to be re-rated as a uranium producer sooner than on a stand-alone basis.

Benefits for both Anatolia and Uranium Resources Shareholders

In addition to the strong benefits expected for each group of shareholders, there are a number of benefits that both companies’ shareholders may enjoy, including:

•                  Strong potential synergies between Anatolia’s Temrezli Project and URI’s idle Rosita processing facility;

•                  Deeper portfolio of projects ranging from a potential near term production asset, down to grassroots exploration opportunities which better equip the combined company to respond to changing uranium market conditions;

•                  Strengthened share register, with several supportive institutional investors on each of the Anatolia and Uranium Resources’ share registers;

•                  Geographical diversification through the combination of uranium assets in the USA and Turkey;

•                  Benefits of having listings on both the NASDAQ and the ASX, including improved access to global capital markets, and an enhanced corporate profile;

•                  Expected increase in attractiveness to both retail and institutional investors;

•                  Expected increase in trading liquidity and coverage by uranium sector analysts; and

•                  Establishing a stronger platform from which the combined business may pursue future growth opportunities.

Major Shareholder Support

At the time of making this release a number of Anatolia’s largest shareholders, representing 25.6% of Anatolia’s shares on issue, have provided their support for the merger by providing statements of intention to vote in favour of the Schemes, in the absence of a superior proposal and subject to an independent expert concluding that the Schemes are in the best interests of Anatolia securityholders. These Anatolia shareholders are: Azarga Uranium Corp. (11.8%), Sprott Resources (7.3%), and RMB Resources (6.5%).

Uranium Resources is required to seek shareholder approval for the issue of the Scheme securities to Anatolia shareholders.  In this regard, Uranium Resources’ largest shareholder, Resource Capital Fund V L.P. (RCF), which has an interest of 23.5%, has provided its statements of intention to vote in favour of the issue of the Scheme securities.  In addition, as the provider of a senior secured loan of US$8.0 million to Uranium Resources, RCF has also provided its consent for the Merger as required under the terms of the loan agreement and will also evaluate project financing for the Temrezli Project.

The Temrezli Project

The Temrezli uranium deposit is the largest and highest grade uranium deposit known in Turkey, located in one of the richest uranium districts in the country, approximately 200 kilometres (km) east of Turkey’s capital, Ankara.  Work completed to date has established a Measured and Indicated Mineral Resource of 11.3 million lb contained U308 at an average grade of 1,240ppm U308.  A further 2 million lb of Inferred Mineral Resources has been estimated with an average grade of 888ppm U308.

On 16 February 2015, Anatolia announced the results of a Pre-Feasibility Study (PFS) relating to the development of the Temrezli ISR Project.  The JORC-compliant mineral resources above were utilised in the PFS Development Case to support a forecast initial mine life of 12 years at an average production rate of approximately 825,000 lbs per annum.  The PFS was completed by Tetra Tech Inc. and compliant with the Canadian National Instrument 43-101 code.  The PFS estimated operating cost of US$16.89/lb U308, which indicates the Temrezli Project would be one of the lower cost uranium projects in the world.  The PFS estimated all-in sustaining costs after inclusion of initial and sustaining capital of US$30.12/lb U308.(6)

Following completion of the Merger, it is the intention of Uranium Resources to continue advancing the Temrezli Project towards production as quickly as possible, subject to the receipt of all necessary approvals.  Further feasibility work will be completed by Uranium Resources to fully evaluate the relocation of the Rosita ISR facility to the Temrezli Project site and implement detailed well field design based on Uranium Resources’ extensive operating experience.

Both companies believe that up to US$8 million in potential savings in initial capital expenditures may be realized from utilization of the Rosita ISR plant at Temrezli.  Additional savings estimated to be up to US$3 million are anticipated through the use of URI’s in-house design expertise.

Management Team and Board of Directors

Following the Merger becoming effective, two of Anatolia’s current directors will be invited to join the Board of Uranium Resources, one of which will include Anatolia’s Managing Director and CEO, Mr Paul Cronin.  It has been agreed that the total Uranium Resources board size will be comprised of no more than seven directors in total, including the two appointees from Anatolia.

Mr. Christopher M. Jones will remain as President and Chief Executive Officer, and the Uranium Resources’ headquarters will remain in Colorado, and the combined company will have offices in Turkey and Texas.

Merger Process and Indicative Timetable

The Merger will be subject to various approvals including ASX approval, NASDAQ approval, shareholder approvals, regulatory approvals and Court approval.  The parties are progressing to obtain these approvals.

A Scheme booklet setting out information relevant to the Merger, including an Independent Expert’s Report on whether the transaction is in the best interests of Anatolia shareholders, option holders and performance shareholders will be mailed to all eligible Anatolia securityholders to consider before the meetings of Anatolia shareholders, option holders and performance shareholders to approve the Merger.  Anatolia expects to provide the Scheme booklet to Anatolia securityholders in early August, with the shareholders, option holders and performance shareholders meetings expected to be held in September, followed by implementation in early October 2015.

(6)  Detailed assumptions are included in the PFS document.

Uranium Resources shareholders will receive a proxy statement in relation to approval of the issuance of URI shares, options and performance shares with respect to the Merger, which proposal will be combined with URI’s annual meeting of stockholders to be held in August.

Exclusivity Arrangements

The Scheme Implementation Agreement contains customary deal protection and exclusivity arrangements, including no-shop and no-talk provisions, matching and notification rights in the event of a competing proposal and break fees payable by Uranium Resources or Anatolia in specified circumstances. Full details are set out in the Scheme Implementation Agreement attached to the end of this announcement.

Treatment of Anatolia Options and Performance Shares

Anatolia’s listed and unlisted options are proposed to be cancelled and Anatolia’s performance shares are proposed to be acquired by URI under separate schemes of arrangement between Anatolia and its option holders (Option Scheme) and Anatolia and its performance shareholders (Performance Share Scheme), unless the options and performance shares are otherwise cancelled or acquired by private treaty prior to those scheme meetings.

The Merger is conditional on each of the Share Scheme, Option Scheme and Performance Share Scheme being approved.

Loan Arrangements

On the date of execution of the Scheme Implementation Agreement, Anatolia and URI have also agreed to the terms of a convertible loan from URI to Anatolia for up to A$2 million, to provide Anatolia with working capital to ensure it can continue to progress the Temrezli Project towards development, and to cover costs associated with the Merger (“Convertible Loan”).

The Convertible Loan will carry a 12% pa interest rate, and is convertible into Anatolia shares at a price of A$0.08 per share at URI’s election.  No shareholder approval is required for the issue of the Convertible Loan.

Should the Merger be terminated, the Convertible Loan will become repayable within 4 months of that termination date, however it would become repayable immediately if the transaction is terminated as a result of Anatolia recommending a competing transaction.  Should the Convertible Loan be converted into Anatolia shares, URI would hold up to a 7.5% interest in Anatolia.

Advisers

Uranium Resources is being advised by Cantor Fitzgerald & Co. as financial adviser, Hogan Lovells U.S. LLP as the U.S. legal adviser, Minter Ellison as Australian legal adviser and the Bener Law Office as Turkish legal adviser.  Roth Capital Partners, LLC has provided an opinion to the Uranium Resources’ Board of Directors that the Exchange Ratio is fair, from a financial point of view, to the Uranium Resources shareholders.

Anatolia is being advised by Hartleys Limited as corporate adviser and Steinepreis Paganin as Australian legal adviser.

Anatolia Conference Call & Webcast Details

Anatolia will host a conference call and webcast at 9 p.m. Eastern Time on June 3, 2015 / 9 a.m. AWST on June 4, 2015, to discuss the proposed transaction. Participants can dial in to the call on the numbers below or link to listen to the webcasts.

Wednesday, 3rd June 2015, 9 p.m.  Eastern Time

Thursday 4th June 2015, 0900 Australian Western Standard Time

Ph: 1800 123 296 (or +61 2 8038 5221)

Conference ID: 6049 2821

Webcast URL: http://www.openbriefing.com/OB/1808.aspx

Uranium Resources Conference Call & Webcast Details

Uranium Resources will host a conference call and webcast at 8:30 am Eastern Time on June 4, 2015 to discuss the proposed transaction. The webcast will be available on Uranium Resources’ website at www.uraniumresources.com under the Investors section. Conference call participants may use the following numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610

Outside of Canada & USA call: +1-604-638-5340

Conference identification: Uranium Resources’ Conference Call

A replay of the conference call will be available after the live event by using these numbers:

Canada & USA Toll Free Dial In: 1-855-669-9658

Outside of Canada & USA call: +1-412-317-0088

Code: 1426 (followed by the # sign)

About Uranium Resources

Uranium Resources, Inc. was incorporated in 1977 to explore, develop and recover uranium.  Uranium Resources has two licensed and currently idled processing facilities and approximately 17,000 acres of prospective in situ recovery (ISR) projects in Texas.  In New Mexico, URI holds a federal Nuclear Regulatory Commission license to recover up to three million pounds of uranium per year using the ISR process at certain properties and controls minerals rights encompassing approximately 195,000 acres in the prolific Grants Mineral Belt in New Mexico, which holds one of the largest known concentrations of sandstone-hosted uranium deposits in the world.  URI acquired these properties along with an extensive uranium information database of historic drill hole logs, assay certificates, maps and technical reports for the Western United States.

Learn more about Uranium Resources at: www.uraniumresources.com

About Anatolia Energy

Anatolia Energy Ltd is a uranium exploration and development company holding an extensive portfolio of licences within the Republic of Turkey, and is well placed to become a key explorer and miner in Turkey’s emerging uranium sector. Anatolia Energy has a 100% interest in 9 licences covering over 18,000ha of ground, including several advanced exploration and development opportunities, in the central Anatolian region of Turkey.

Anatolia has completed Pre-Feasibility Study (PFS) for the development of its Temrezli ISR Project, which is premised on the construction of a central processing plant (CPP) at the Temrezli site, and will process uranium bearing solutions from the Temrezli well field, with potential to process uranium-loaded resin transported from any satellite uranium deposits developed in the future from Anatolia’s other projects in the region.

Learn more about Anatolia Energy at: www.anatoliaenergy.com.au

Enquiries

For further information, please contact:

Christopher Jones President and CEO Uranium Resources, Inc. Tel: 303-531-0470	Paul Cronin Managing Director Anatolia Energy Limited Tel: +44 7912 351031 (UK) +61 428 638 291 (AUST)
Media Wendy Yang Uranium Resources, Inc. Tel: 303-531-0478	Media Andrew Rowell / Warrick Hazeldine Cannings Purple Tel: +61 400 466 226 / +61 417 944 616

Forward Looking Statements

This announcement contains certain forward looking statements.  The words “expect”, “forecast”, “should”, “projected”, “could”, “may”, “predict”, “plan” and other similar expressions are intended to identify forward looking statements.  Indications of, and guidance on, future earnings, cash flow costs and financial position and performance are also forward looking statements.  Forward looking statements, opinions and estimates included in this announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.  Forward looking statements are provided as a general guide only and should not be relied on as a guarantee of future performance.  Forward looking statements may be affected by a range of variables that could cause actual results or trends to differ materially.  These variations, if materially adverse, may affect the timing or the feasibility of the development of the Temrezli Uranium Project.

Anatolia notes that an Inferred Resource has a lower level of confidence than an Indicated Resource and that the JORC Code (2012 Edition) advises that to be an Inferred Resource it is reasonable to expect that the majority of the Inferred Resources would be upgraded to an Indicated Resources with continued exploration.  Based on advice from relevant Competent Persons, Anatolia has a high degree of confidence that the Inferred Resources for the Temrezli deposit will upgrade to Indicated Resources with further exploration work.

Anatolia believes it has a reasonable basis for making the forward-looking statements in this announcement, including with respect to any production targets, based on the information contained in this announcement and in particular the JORC 2012 Mineral Resource for the Temrezli deposit, independently compiled by CSA Global together with independent determination of mining inventory, well field design and scheduling, metallurgical and hydrogeological test work, external uranium price and exchange rate forecasts and worldwide operating cost data.

Cautionary Statement - URI

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as “expects,” “estimates,” “projects,” “anticipates,” “believes,” “could,” and other similar words.  All statements addressing operating performance, events or developments that URI expects or anticipates will occur in the future, including but not limited to statements relating to (i) the timing and completion of the proposed transaction between the URI and Anatolia, (ii) resulting cost savings, synergies and other expectations as a result of the proposed transaction, (iii) the timing or occurrence of production at URI’s properties, including statements regarding URI’s growth pipeline, (vi) the cost of production at URI’s properties, (iii) URI’s capital resources, capitalization and ownership following the closing of the proposed transaction, and (v) additions of reserves and resources, including through exploration activities are forward-looking statements.  Because they are forward-looking, they should be evaluated in light of important risk factors and uncertainties.  These risk factors and uncertainties include, but are not limited to, (a) the approval of the proposed transaction by the shareholders of Anatolia and URI; (b) the other terms and conditions to the proposed transaction; (c) URI’s ability to raise additional capital in the future; (d) spot price and long-term contract price of uranium; (e) URI’s ability to reach agreements with current royalty holders; (f) operating conditions at URI’s projects; (g) government and tribal regulation of the uranium industry and the nuclear power industry; (h) world-wide uranium supply and demand; (i) maintaining sufficient financial assurance in the form of sufficiently collateralized surety instruments; (j) unanticipated geological, processing, regulatory and legal or other problems URI may encounter; (k) the ability of URI to enter into and successfully close acquisitions or other material transactions, and other factors which are more fully described in URI’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should any of URI’s underlying assumptions prove incorrect, actual results may vary materially from those currently anticipated.  In addition, undue reliance should not be placed on URI’s forward-looking statements.  Except as required by law, URI disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this news release.

Cautionary Note Regarding References to Resources and Reserves

Investors are cautioned that the requirements and terminology of NI 43-101 and Australian JORC differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, URI’s disclosures regarding mineralization may not be comparable to similar information disclosed by URI in the reports it files with the SEC.  Without limiting the foregoing, while the terms “mineral resources,” “inferred resources,” “indicated resources” and “measured mineral resources” are recognized and required by NI 43-101 and JORC, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price (or in certain circumstances, a contract price) is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Anatolia discloses non-reserve mineralized material that is considered too speculative geologically to be categorized as reserves under SEC Industry Guide 7.  Estimates of non-reserve mineralized material are subject to further exploration and development, are subject to many risks and highly speculative, and may not be converted to future reserves of URI.  Investors are cautioned not to assume that all or any part of such non-reserve mineralized material exists, or is economically or legally extractible.  Mineralized material that is not reserves does not have any demonstrated economic viability.

Competent Person’s Statement — Anatolia Energy

Information in this document that relates to Exploration Results, Mineral Resources and the Pre-Feasibility Study relating to the Temrezli Uranium Project is extracted from ASX announcements “Updated Preliminary Economic Assessment” released on 12 May 2014 and “Pre-Feasibility Study Demonstrates Robust Economics of the Temrezli Uranium Project” released on 15 February 2015, and is available on www.anatoliaenergy.com.au.  Anatolia confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed.  Anatolia confirms that the form and content in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

Competent Person’s Statement — Uranium Resources

Information in this report which relates to Mineral Resources and Reserves in Texas and New Mexico is based on information compiled by Mr Dean Wilton (CPG-7659) who is Chief Geologist and Vice President of Uranium Resources, and a Qualified Person under Canada National Instrument 43-101. Mr Wilton is a Professional Geologist in the State of Wyoming and is a member of a Recognised Overseas Professional Organisation (ROPO) as listed by the ASX.  Mr Wilton has over 40 years experience, which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Wilton consents to the inclusion in this release of the matters based on their information in the form and context in which it appears.